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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13E-4

                           ISSUER TENDER OFFER STATEMENT
       (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  AMENDMENT NO. 1

                              PRICE ENTERPRISES, INC.
                                  (Name of Issuer)

                              PRICE ENTERPRISES, INC.
                        (Name of Person(s) Filing Statement)

                      COMMON STOCK, PAR VALUE $.0001 PER SHARE
                           (Title of Class of Securities)

                                     741444 202
                       (CUSIP Number of Class of Securities)

                                    JACK MCGRORY
                              PRICE ENTERPRISES, INC.
                               4649 MORENA BOULEVARD
                            SAN DIEGO, CALIFORNIA  92117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person(s) Filing Statement)

                                      COPY TO:

                                SCOTT N. WOLFE, ESQ.
                              ROBERT E. BURWELL, ESQ.
                                  LATHAM & WATKINS
                              701 B STREET, SUITE 2100
                            SAN DIEGO, CALIFORNIA  92101
                                   (619) 236-1234

                                 SEPTEMBER 17, 1998
                        (Date Tender Offer First Published,
                         Sent or Given to Security Holders)

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                            CALCULATION OF FILING FEE


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         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**

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
               $55,000,000                               $11,000
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

 * For the purpose of calculating the filing fee only, this amount is based on the purchase of 10,000,000 shares of Common Stock, par value $.0001 per share, of Price Enterprises, Inc. at $5.50 per share.

 ** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

--------------------------------------------------------------------------------
 Amount Previously Paid:    $11,000.     Filing party:  Price Enterprises, Inc.
--------------------------------------------------------------------------------
 Form or Registration No.:  5-43425.     Date Filed:    September 17, 1998.
--------------------------------------------------------------------------------

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     This Amendment No. 1 (this "Amendment") to the Issuer Tender Offer
Statement on Schedule 13E-4 originally filed with the Securities and Exchange Commission on September 17, 1998 (the "Schedule 13E-4") relates to the offer by Price Enterprises, Inc., a Maryland corporation (the "Company" or the "Issuer"), to purchase up to 10,000,000 shares of its common stock, par value $.0001 per share ("Common Stock") (constituting approximately 42.1% of the shares outstanding on September 9, 1998), at $5.50 per share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 17, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities and Exchange Act of 1934, as amended.

ITEM 1.  SECURITY AND ISSUER.

     (c) The Offer to Purchase contains a chart disclosing the high and low sales prices for the Common Stock on the Nasdaq National Market for each quarterly period beginning January 1, 1996. The chart also contains "As Adjusted" columns showing high and low sales prices of the Common Stock for the same period that have been adjusted to reflect the effects of the Company's pro rata distribution of 8 3/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") on August 17, 1998. The distribution of the Series A Preferred Stock divided the Company's equity between the Common Stock and the Series A Preferred Stock, resulting in a substantial decrease in the trading prices of the Common Stock. As a result, the Company included the "As Adjusted" column because it believed that the actual prices would not provide meaningful information to stockholders in determining whether to tender their Shares. To reflect the effects of the distribution of the Series A Preferred Stock in the table, the Company subtracted $14 7/8 (the closing sale price of the Series A Preferred Stock on the first day of trading) from each entry. The Company believes that the closing sale price on the first day of trading offers a reasonable, market-based estimate of the value reallocated from the Common Stock to the Series A Preferred Stock as a result of the distribution. In choosing the closing sale price on the first day of trading as the appropriate adjustment, the Company noted by analogy that its stockholders were likely to use the closing sale prices of the Common Stock and the Series A Preferred Stock on the first day of trading of the Series A Preferred Stock to allocate basis between the two securities.

ITEM 8.  ADDITIONAL INFORMATION.

     (e) All references to the Private Securities Litigation Reform Act of 1995 in the Offer to Purchase are hereby deleted. By its terms, the Private Securities Litigation Reform Act does not apply to forward-looking statements made in connection tender offers.


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                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 1998                       PRICE ENTERPRISES, INC.


                                             By: /s/  JACK MCGRORY
                                             Name:  Jack McGrory
                                             Title: President and Chief
                                                       Executive Officer


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